Mail Stop 6010

September 6, 2006

Mr. Christian O. Henry
Vice President and Chief Financial Officer
Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA 92121

> **RE:** **Illumina, Inc.**
> **Form 10-K for the year ended January 1, 2006**
> **File No.  0-30361**

Dear Mr. Henry:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant